Mail Stop 3561

 					November 10, 2005



Mr. Kenneth J. Quinn
Vice President, General Counsel, Secretary, and Treasurer
1500 Ronson Road
Iselin, New Jersey 08830

	Re:	Middlesex Water Company
		Form 8-K Filed November 9, 2005
		File No. 0-422

Dear Mr. Quinn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.










Form 8-K

Item 4.02(a)

1. It is unclear to us why non-cash contributions of utility assets would affect the Statement of Cash Flows. As such, please explain to us how you previously accounted for such transactions on the Statement of Cash Flows and explain why a restatement is necessary.
2. Please amend Form 8-K to disclose the amount of the restatement of both the Balance Sheet and Statement of Cash Flows. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.
3. Please amend Form 8-K to include whether the audit committee, the board of directors, or authorized officer(s) discussed the matters disclosed in the filing with Deloitte & Touche, LLP. Refer to the requirements of Item 4.02(a)(3) of Form 8-K.
4. Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding internal controls and disclosure controls and procedures under Item
307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you must disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of internal controls and disclosure controls and procedures.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have any questions regarding these comments.

								Sincerely,


								Sarah Goldberg


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Mr. Quinn
Middlesex Water Company
November 10, 2005
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